Filed by The Nasdaq Stock Market, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Subject Company: OMX AB (Commission File No. 132-02618)

The following communication was sent by Robert Greifeld, the Chief Executive Officer and President of The Nasdaq Stock Market, Inc. (“Nasdaq”), to Nasdaq employees by email on August 10, 2007:

From: Bob Greifeld

To: All NASDAQ Associates

Subject: Statement from NASDAQ Regarding OMX

Dear Colleagues,

Yesterday we learned that Borse Dubai is interested in acquiring a stake in OMX and that it may currently be in the process of purchasing shares. We maintain that our offer for all outstanding shares of OMX is superior for OMX shareholders.

As you know, we have begun preparations for the integration between our organizations. Earlier this week we were able to file our preliminary Proxy Statement/U.S. Prospectus (as part of Form S-4) with the SEC ahead of schedule. We continue to conduct our integration meetings as planned and to move forward with our integration planning process.

I have attached our official statement below and included a link to OMX’s Statement regarding this development.

Statement From NASDAQ Regarding OMX

9 August 2007

Nasdaq notes the conditional offer by Borse Dubai for at least 25% of OMX AB.

Nasdaq remains fully committed to its recommended offer for 100% of OMX.

The combination of Nasdaq and OMX will provide significant benefits for customers, shareholders and stakeholders in both companies, strengthen the Nordic region as a financial center and provide enhanced opportunities for economic growth throughout the Nordic region.

The Nasdaq offer includes a substantial portion of Nasdaq shares, providing shareholders the opportunity to benefit from the long term value creation opportunity of the combined group, which brings together two companies with a common culture and vision of innovation, competitiveness and pioneering technology expertise.

Nasdaq urges OMX shareholders to take no action with respect to the conditional offer by Dubai for a minority stake in OMX.

I’ll keep you abreast of further news regarding this situation as it develops.

Regards,

Bob G.

Cautionary Note Regarding Forward-Looking Statements

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. OMX and NASDAQ caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the Offer, the proposed business combination transaction involving NASDAQ and OMX, including estimated revenue and cost synergies, the Combined Group’s plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in NASDAQ’s filings with the U.S. Securities Exchange Commission (the “SEC”), including its Report on Form 10-K for the fiscal year ending December 31, 2006 which is available on NASDAQ’s website at http://www.nasdaq.com and the SEC’s website at SEC’s website at www.sec.gov. and in OMX’s filings with the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) (the “SFSA”) including its annual report for 2006, which is available on OMX’s website at http://www.omxgroup.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Notice to OMX shareholders

While the Offer is being made to all holders of OMX shares, this document does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of OMX or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Nasdaq in any jurisdiction in which the making of the Offer or the acceptance of any tender of shares therein would not be made in compliance with the laws of such jurisdiction. In particular, the Offer is not being made, directly or indirectly, in or into Australia, Canada, Japan or South Africa. While NASDAQ reserves the right to make the Offer in or into the United Kingdom or any other jurisdiction pursuant to applicable exceptions or following appropriate filings and prospectus or equivalent document publication by NASDAQ in such jurisdictions, pending such filings or publications and in the absence of any such exception the Offer is not made in any such jurisdiction.

Additional Information About this Transaction

On August 7, 2007, NASDAQ filed with the SEC a Registration Statement on Form S-4 that includes a preliminary proxy statement of NASDAQ that also constitutes a prospectus of NASDAQ. Investors and security holders are urged to read the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus when it becomes available, as well as other applicable documents regarding the proposed business combination transaction , because those documents contain, or will contain, important information. You may obtain a free copy of those documents and other related documents filed by NASDAQ with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus and the other documents may also be obtained for free by accessing NASDAQ’s website at http://www.nasdaq.com and OMX’s website at http://www.omxgroup.com.

NASDAQ and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NASDAQ stockholders in respect of the transactions described in this communication. You can find information about NASDAQ’s executive officers and directors in NASDAQ’s definitive proxy statement filed with the SEC on April 20, 2007. You can obtain free copies of these documents and of the proxy statement prospectus from NASDAQ by accessing NASDAQ’s website at http://www.nasdaq.com. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.